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                                                                     Exhibit 4.2


                     Summary of Protocol of Agreement and
          Commercial Lease, General and Special Terms and Conditions
          ----------------------------------------------------------



1.        Protocol of Agreement
          ---------------------

          A Protocol of Agreement (the "Protocol") was executed on April 2, 2001 between, on the one hand, SURESNES IMMOBILIER ("SI", or "Lessor"), a stock corporation having its registered office at 4, place de la Defense - 92974 Paris-La Defense Cedex, France, and, on the other hand, HAVAS ADVERTISING ("Havas", or "Lessee"), a stock corporation having its registered office at 84, rue de Villiers, Levallois-Perret 92300, France.

          The Commercial Lease which the parties also entered into on April 2, 2001 will take effect once the premises have been built and all conditions in connection therewith are satisfied. The Protocol governs the relations between the Lessor and the Lessee during the time period necessary for the construction of the premises, until the date upon which Lessee takes possession of the premises. Specifically, the Protocol is in full force and effect from April 2, 2001 and until the date when the Lessee takes possession. (The date of delivery of the premises is set for February 9, 2003, subject to modification as provided in the Protocol).

          The Protocol is governed by French law. It is designed to ensure that the parties are in agreement with regard to (i) the premises to be leased and the various conditions relating to the construction thereof; (ii) the conditions relating to the Lessee's possible requests to modify or supplement the construction plans; and (iii) the conditions that must be met for the Lessee to take possession of the premises.

          The Lessor will bear the costs associated with the construction work (except for changes requested by the Lessee before the delivery date). The rent may be adjusted (upward or downward) if there is more than a 2% variation between the surface area as computed before the premises were built and as actually delivered. The date of delivery is set, but remains subject to modification should certain events occur, including force majeure, acts of god or poor weather conditions.

          Daily penalties for late performance are also provided for in the event that the Lessor fails to deliver the premises on the agreed-upon date: the net penalties range from FF 80,000 per day late (if delivery occurs within thirty days of the delivery date) to FF 140,000 (thereafter). The total penalties may not amount to more than FF 20,000,000.
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          The Protocol also defines the delivery of the premises generally and provides for special procedures in the event that disputes arise in connection therewith. It further details the procedure to be followed by the parties if the Lessee wishes to amend or supplement the construction plans.

          The Protocol provides that the Lessee shall pay a penalty equal to six months' rent to the Lessor if the Lessee refuses to take possession of the premises at the date of delivery. The Lessee is required to guarantee this commitment by delivery of a first demand bank guaranty to the Lessor.

          Finally, the Protocol provides that it will be automatically rescinded (without compensation being due by either party) if the Lessor does not purchase the land on which the office building is to be constructed by July 30, 2001 - unless the Lessor, the Lessee and Sofia, which promised to sell the land to the Lessor subject to certain conditions precedent, agree on a different date.


2.        Commercial Lease
          ----------------

          The Parties entered into a Commercial Lease Agreement (the "Lease") on April 2, 2001 whereby the Lessor agreed to lease to the Lessee an office building to be located 13, Boulevard Henri Sellier, 92154 Suresnes, for a period of nine years. Because the premises remain to be built, the Lease will only come into effect as of the date when the Lessee takes possession of the premises ("date d'entree en jouissance"). Until that date, the terms of the Protocol of Agreement govern (see (1) above).

          The Lease provides that it is governed by Article L. 145-1 et seq. of the Commercial Code and by the non-codified provisions of Decree No. 53-960 dated September 30, 1953. The Lease comprises "General Terms and Conditions" as well as "Special Terms and Conditions", and states that the latter will supersede the former in the event of a conflict.

          The Special Terms and Conditions describe the property to be leased, indicating that the surface area amounts to 21,342 m2. They also specify that the premises may only be used for commercial purposes related to the Lessee's corporate purpose.

          The minimum net annual rent is set at FF 50,045,000, and is linked to a construction index (index "BT 01 of November 2000 (584,3)"). Until the date when the Lease becomes effective, the rent will be revised based on that index; once the Lease becomes effective, the applicable index will be the French National Construction Cost Index published by the "National Institute of Statistics and Economic Studies", which the Lessor will be entitled to invoke to revise the rent
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each year. However, variations of the index may not result in a corresponding reduction of the rent (as last adjusted under the relevant indexation clauses). The rent and all other related expenses and costs are subject to Value Added Tax.

          Finally, the Special Terms and Conditions provide (as in the Protocol) that the Lease will be automatically rescinded, without compensation being due by either party, if the Lessor does not purchase the land on which the office building is to be constructed by July 30, 2001 - unless the Lessor, the Lessee and Sofia, which promised to sell the land to the Lessor subject to certain conditions precedent, agree on a different date.

          The General Terms and Conditions contain provisions related to, among other things: general expenses and taxes to be borne by the Lessee, and, the case arising, to be reimbursed to the Lessor/1/; maintenance of the premises in good condition (including significant repair work, under the French Civil Code); the insurance coverage that each party must procure; and late payment terms (any amounts that are not paid by the due date will bear interest at three-month EURIBOR + 3%, with a 10% minimum per year to be paid with the principal).

          At the Lessor's election, the Lease may be terminated if the Lessee fails to pay part or all of any amount due thereunder, or otherwise fails to perform.




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/1/ The Lessee is under the obligation to pay its own share of all the annual costs and expenses (including Value Added Tax) to the Lessor so that the latter always receives the net amount of the rent.